Via Facsimile and U.S. Mail
Mail Stop 4720

August 24, 2009

Bruce S. Rosenbloom
Chief Financial Officer
PetMed Express, Inc.
1441 S.W. 29th Avenue
Pompano Beach, Florida 33069

Re: PetMed Express, Inc.
     Form 10-K for the Year Ended March 31, 2008
     Filed June 3, 2008
     File No. 000-28827

Dear Mr. Rosenbloom:

    We have completed our review of your Form 10-K for your fiscal year ended
March 31, 2008 and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director